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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 3 2006
WASH. D.C. 199

SEC FILE NUMBER
8- *33325*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2005 AND ENDING 12/31/2005
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *PPA Investments, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Colonial Center Parkway, Suite 600
(No. and Street)

Roswell,   Georgia   30076
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel M. Dubay   770-998-8721
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leduc, Phillips & Associates, LLC
(Name – if individual, state last, first, middle name)

8385 Dunwoody Place, Bldg #3   Atlanta   Georgia   30350
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Daniel M. Dubay_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PPA Investments, Inc._____ , as of ___February_____ , 20_06___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____Signature_____

_____Secretary_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PPA INVESTMENTS, INC.

TABLE OF CONTENTS



Leduc, Phillips & Associates, LLC

Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

We have audited the balance sheets of PPA Investments, Inc. as of December 31, 2005 and 2004, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PPA Investments, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Further, we have determined that PPA Investments, Inc., during the year ended December 31, 2005and 2004, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, held no funds or securities for, and owed no money or securities to, its customers.

We have also determined that PPA Investments, Inc. had no liabilities subordinated to claims of creditors at December 31, 2005 and 2004. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leduc, Phillips+Associates, LLC

January 13, 2006
Atlanta, Georgia

PPA INVESTMENTS, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
CURRENT		
Cash and cash equivalents	$ 226,992	$ 205,625
Restricted cash	25,000	25,000
Commission receivable	1,562	2,214
Income taxes receivable	1,108	1,190
Deferred tax asset-current	1,000	-
Total current assets	255,662	234,029
PROPERTY AND EQUIPMENT		
Computers and equipment	45,771	37,570
Furniture and fixtures	3,000	3,000
Total property and equipment cost	48,771	40,570
Less accumulated depreciation	(38,327)	(34,827)
Net property and equipment	10,443	5,743
OTHER ASSETS		
Other receivables	16,479	16,296
Prepaid expenses and security deposits	4,492	5,568
Total other assets	20,971	21,864
Total assets	$ 287,076	$ 261,636

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
CURRENT		
Accounts payable - commission	$ 12,798	$ 861
Accrued expenses	4,300	-
Income taxes payable	3,350	-
Deferred tax liability-current	-	300
Total current liabilities	20,448	1,161
DEFERRED TAX LIABILITY-LONG-TERM	600	600
Total liabilities	21,048	1,761
STOCKHOLDER'S EQUITY		
Common stock, 100,000 shares authorized, 500 shares issued and outstanding at $1 par value	500	500
Additional paid-in capital	27,000	27,000
Retained earnings	238,527	232,375
Total stockholder's equity	266,027	259,875
Total liabilities and stockholder's equity	$ 287,076	$ 261,636

PPA INVESTMENTS, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
COMMISSION INCOME	$ 1,368,152	$ 1,482,957
COMMISSION EXPENSE	(1,262,658)	(1,367,740)
Net commissions	105,494	115,217
EXPENSES		
Office expense	141,187	141,309
Miscellaneous expense	7,572	1,035
Professional fees	9,428	6,388
Professional development	4,982	-
Depreciation	3,500	2,169
Licenses and taxes	4,941	3,723
Total expenses	171,610	154,624
Net income (loss) from operations	(66,116)	(39,407)
OTHER INCOME (EXPENSE)		
Interest and dividend income	66,809	46,536
Miscellaneous	8,122	1
Interest (expense)	(659)	(361)
Total other income (expense)	74,272	46,176
Net income (loss) before provision for income tax	8,156	6,769
PROVISION FOR INCOME TAX	2,003	1,489
Net income	6,153	5,280
RETAINED EARNINGS, beginning of year	232,375	227,095
RETAINED EARNINGS, end of year	$ 238,527	$ 232,375

PPA INVESTMENTS, INC.
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 6,153	$ 5,280
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	3,500	2,169
Deferred taxes	(1,300)	1,200
Changes in assets and liabilities:		
Commission receivable	652	(1,752)
Income tax receivable	82	(608)
Other receivables	(182)	20,575
Accounts payable	11,938	(11,835)
Income tax payable	3,350	(2,943)
Accrued expenses	4,300	-
Net cash provided by (used in) operating activities	28,493	12,086
Cash flows from investing activities		
Payments to security deposits	-	(1,661)
Purchase of property and equipment	(8,200)	(2,944)
Refund of security deposits	1,075	1,075
Net cash provided by (used in) investing activities	(7,125)	(3,530)
Increase (decrease) in cash and cash equivalents	21,368	8,556
Cash and cash equivalents, beginning of year	205,625	197,069
Cash and cash equivalents, end of year	$ 226,993	$ 205,625
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$ 659	$ 361
Income taxes	$ 243	$ 4,422

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of less than three months to be cash equivalents.

1. ORGANIZATION

   The Company is a Georgia corporation that provides investment advisory services to customers located primarily in the southeastern United States. The Company has registered with the Securities and Exchange Commission and various state securities commissions. The registration with the Securities and Exchange Commission became effective May 7, 1985. Pursuant to this registration, the Company must maintain a minimum net capital. See Note 3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Income taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years (see Note 4).

   Depreciation - Property and equipment are carried at cost. The Company depreciates its assets utilizing the straight-line method with lives ranging from five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals in excess of $500 are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation are relieved, and any gain or loss is included in operations.

   Recognition of commission income and expense - The Company receives various commissions from investment companies. Commissions, income and expense, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Trailing commissions and the related commission expense are recognized on a cash basis as the commissions are received and paid out. The effect on the financial statement for the years ended December 31, 2005 and 2004, had the trailing commissions been accounted for on an accrual basis, would be immaterial to the financial statements taken as a whole.

   Use of estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   Credit risk - The Company had a credit risk associated with cash and cash equivalents of approximately $187,000 and $83,000 at December 31, 2005 and 2004, respectively, in that these funds were not covered by the Federal Deposit Insurance Corporation.

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

PPA INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 2005 AND 2004

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004, respectively, the Company had net capital of $236,125 and $236,009, which was $186,125 and $186,009 in excess of its required net capital of $50,000.

4. INCOME TAXES

Temporary differences giving rise to the deferred tax assets and liabilities consist primarily of the excess depreciation for tax purposes over the amount for financial reporting purposes, and the cash basis of reporting for tax purposes, versus the accrual basis for financial reporting purposes.

The current and deferred portions of the income tax expense included in the statements of income as determined in accordance with FASB Statement No. 109, Accounting For Income Taxes, are as follows:

Income tax expense consisted of the following:

	2005			2004		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 1,292	$ (900)	$ 2,192	$ 798	$ 800	$(2)
State	711	(400)	1,111	691	400	291
Total	$ 2,003	$ (1,300)	$ 3,303	$ 1,489	$ 1,200	$ 289

PPA INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005 AND 2004
SCHEDULE 1

	2005	2004
Total stockholder's equity from the balance sheet	$ 266,027	$ 259,875
Less non-allowable items		
Taxes receivable	1,108	1,190
Commissions receivable	1,562	2,214
Deferred tax asset	1,000	-
Other receivables	6,881	5,199
Prepaid expenses and security deposits	4,492	5,568
Property and equipment	10,443	5,743
	25,487	19,914
Net capital before haircuts on securities positions	240,541	239,961
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(F))		
Trading and investment securities	(4,415)	(3,952)
Net capital	$ 236,125	$ 236,009

PPA INVESTMENTS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(PURSUANT TO RULE 17a-5(d)(H) OF THE SECURITIES EXCHANGE ACT OF 1934)
DECEMBER 31, 2005
SCHEDULE 2

	REPORTED IN UNAUDITED PART #A FOCUS REPORT	REPORTED IN AUDITED FINANCIAL STATEMENTS
Total stockholder's equity from balance sheet as of December 31, 2005	$ 266,027	$ 266,027
Less non-allowable assets	(25,486)	(25,487)
Less haircuts on securities	(4,415)	(4,415)
Net capital as of December 31, 2005	$ 236,126	$ 236,125
Ratio: Aggregate indebtedness to net capital	9%	9%



Leduc, Phillips & Associates, LLC
Certified Public Accountants
Business Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of PPA Investments, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of PPA Investments, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

8385 Dunwoody Place, Building 3, Atlanta, GA 30350 • Phone: 770-993-8696 Fax: 770-993-7633 Web: www.lpallc.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
(CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control element does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leduc, Phillips+Associates, LLC

January 13, 2006
Atlanta, Georgia

PPA INVESTMENTS, INC.
REPORT ON FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004

